March 2, 2009
Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E. Stop 7010
Washington, DC 20549
RE:	Airgas, Inc. — Commission File No. 001-09344 Form 10-K for the year ended March 31, 2008 Form 10-Q for the period ended September 30, 2008
Dear Mr. Decker:
This letter is in response to your comments furnished to Airgas, Inc. (the “Company”) on January 13, 2009 regarding the filings noted above. We appreciate the additional time that you granted us to respond to your comments. We also greatly appreciate the assistance that the Staff of the U.S. Securities and Exchange Commission (the “Commission”) provided to us regarding questions about the response process as well as the nature of the comments.
We have presented your original comments followed by our response to each comment below. We hope that you will find our responses to be complete and in sufficient detail to satisfactorily address your comments. Additionally, we acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings; that the Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
FORM 10-K FOR THE YEAR ENDED MARCH 31, 2008
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.
Airgas Response:
We agree to provide the additional disclosures or revisions as noted in the response below in our future filings with the Commission on Form 10-K and Form 10-Q, as applicable. Sample disclosures, for illustration purposes only, are included below as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Gross Profits, page 27
2.	Your presentation of gross profit appears to represent a non-GAAP measure since it excludes certain items such as depreciation expense. Refer to SAB Topic 11:B. Please revise your filing to either remove your discussion of this measure or revise to identify gross profit as a non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-K, including retitling the non-GAAP measure as required by Item 10(e)(l)(ii)(E). One example might be to call it gross profit (excluding depreciation expense). Naturally, if you removed the non-GAAP measure, you would have to then revise your MD&A to discuss the change between periods in cost of products sold (excluding depreciation expense) instead.
Airgas Response:
Our current disclosure was developed in response to an April 29, 2003 comment letter from the commission. Although we are a larger company today, the principles outlined in our May 19, 2003 response to that comment letter remain applicable. We are primarily a distribution company with minimal depreciation expense attributable to our cost of products sold. Our manufacturing capabilities have grown since 2003. However, the depreciation expense associated with our manufacturing facilities is immaterial to the gross profit and gross profit margin discussed in our MD&A. For the year ended March 31, 2008, the impact of including depreciation expense associated with our manufacturing facilities in our cost of products sold line item would have decreased our gross profit margin by 0.35%, or 35 basis points. We estimate that for the year ending March 31, 2009, the impact will be to decrease our gross profit margin by 0.36%, or 36 basis points.

We acknowledge that our discussion of Gross Profits in our MD&A excludes certain items such as depreciation expense and that it is, therefore, a non-GAAP measure. Therefore, we revised our disclosure in MD&A to clearly identify this financial metric as gross profits (excluding depreciation). However, we believe a reconciliation to disclose the most directly comparable financial measure calculated in accordance with GAAP does not add any value for the reader of our financial statements and MD&A, as the difference between the GAAP and non-GAAP measure is immaterial. We believe that by identifying this financial metric as gross profits (excluding depreciation) in MD&A of future filings, we have complied with Item 10(e)(l)(ii)(E). We will also continue to monitor the relative size of our manufacturing facilities and modify our accounting policy if we anticipate depreciation expense related to those activities becoming material in the future. In our discussion of gross profits (excluding depreciation) in our MD&A on the Form 10-Q for the nine months ended December 31, 2008, we revised our filing as follows:
For the three month period ended December 31, 2008
“Gross Profits (excluding depreciation expense)
     Gross profits (excluding depreciation) do not reflect deductions related to depreciation expense and distribution costs. The Company reflects distribution costs as an element of selling, distribution, and administrative expenses and recognizes depreciation on all its property, plant, and equipment in the consolidated statement of earnings line item, depreciation. Other companies may report certain or all of these costs as elements of their cost of products sold and, as such, the Company’s gross profits (excluding depreciation) discussed below may not be comparable to those of other businesses.
     Consolidated gross profits (excluding depreciation) increased 10% principally from acquisitions and modest same-store sales growth. The consolidated gross profit margin (excluding depreciation) in the current quarter increased 130 basis points to 53.6% compared to 52.3% in the prior year quarter. The increase in the gross profit margin (excluding depreciation) was driven by margin expansion in the Distribution business segment resulting primarily from a favorable product mix shift toward gases, which have a higher margin than hardgoods, and price increases. Offsetting this somewhat was a decrease in the gross profit margin (excluding depreciation) in the All Other Operations business segment resulting from a sales mix shift towards refrigerants and ammonia, which carry lower gross profit margins (excluding depreciation).

	Three Months Ended
Gross Profits (ex. Depr. Exp.)	December 31,
(In thousands)	2008	2007	Increase
Distribution	$456,695	$421,435	$35,260	8%
All Other Operations	121,232	106,138	15,094	14%

	$577,927	$527,573	$50,354	10%

     The Distribution business segment’s gross profits (excluding depreciation) increased 8% compared to the prior year quarter. The Distribution business segment’s gross profit margin (excluding depreciation) was 51.8% versus 50.0% in the prior year quarter, an increase of 180 basis points. The improvement in the Distribution gross profit margin (excluding depreciation) largely reflects a shift in sales mix toward gas and rent and from pricing actions implemented in the previous quarter and year. As a percentage of the Distribution business segment’s sales, gas and rent increased to 57.0% in the current quarter as compared to 54.4% in the prior year quarter. Gas and rent sales carry a higher gross profit margin (excluding depreciation) compared with hardgoods products.
     The All Other Operations business segment’s gross profits (excluding depreciation) increased 14% driven by refrigerants, including the addition of Refron and strong growth in ammonia. The segment’s gross profit margin (excluding depreciation) declined 210 basis points to 48.6% in the current quarter from 50.7% in the prior year quarter. The decline in the All Other Operations gross profit margin (excluding depreciation) reflects a sales mix shift towards refrigerants (driven by the acquisition of Refron) and ammonia sales.”
Similar changes were also made for our MD&A related to the nine month period ended December 31, 2008.
Liquidity and Capital Resources, page 36
3.	Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please show the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please also disclose the extent to which you have any debt agreements with cross default provisions, whereby an event of default on one debt agreement could cause other debt agreements to become immediately payable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.
Airgas Response:
We reviewed Sections I.D. and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of the Commission’s FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. In response to this comment, we amended our Liquidity and Capital Resources discussion under MD&A to include disclosures related to our debt covenants. Although we are not reasonably likely to be in breach of such covenants, the discussion adds substance to our liquidity position and clearly communicates to the reader of our financial statements and MD&A our ability to meet current and future debt obligations. We agree that the disclosure of our required debt covenant ratios and the actual ratios based on our current financial position will help the reader of our financial statements and MD&A understand the extent to which we are unlikely to be in breach of those covenants. However, these covenants are based on non-GAAP measures. They are calculated based on trailing twelve month operating results with pro forma adjustments for acquisitions. For interim reporting periods, the comparable GAAP measures are not presented in our filings. Therefore, we believe a reconciliation to disclose the most directly comparable financial measure calculated in accordance with GAAP will only add unnecessary complexity and confusion to our disclosure, which is that we are unlikely to breach our covenants, that our covenants do not limit our ability to borrow the unused portion of our Credit Facility and that we could incur substantially more debt if we had a reason to do so. We will continue to monitor our compliance with our debt covenants. If, in future filings, we anticipate that our debt covenants could restrict our existing or anticipated borrowing, we will provide the detail to our debt covenant computation and a reconciliation to the most comparable GAAP measures as outlined by Item 10(e) of Regulation S-K. We developed the following enhanced example disclosure that will be incorporated in our discussion of the Credit Facility in the Liquidity and Capital Resources portion of our MD&A in our current and future filings:
“The debt covenants under the Company’s revolving credit facility require the Company to maintain a leverage ratio not higher than 4.0 times and an interest coverage ratio not lower than 3.5 times. The leverage ratio is a contractually defined amount principally reflecting debt and certain elements of the Company’s off balance sheet financing divided by a contractually defined adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“adjusted EBITDA”) for the trailing twelve month period with pro forma adjustments for acquisitions. The interest coverage ratio reflects the same contractually defined adjusted EBITDA divided by total interest expense also with pro forma adjustments for acquisitions. Both ratios measure the Company’s ability to meet current and future obligations. At December 31, 2008, the Company’s leverage ratio was 2.8 times and its interest coverage ratio was 7.2 times. Based on the leverage ratio at December 31, 2008, the Company could incur an additional $950 million of debt. However, the Company’s borrowing capacity under the Credit Facility is limited to the size of the facility. As of December 31, 2008, approximately $231 million remained unused under the Credit Facility. Therefore, the financial covenants do not limit the Company’s ability to borrow the unused portion of the Credit Facility. The Credit Facility contains customary events of default, including nonpayment and breach covenants. In the event of default, repayment of borrowings under the Credit Facility may be accelerated. The Company’s Credit Facility also contains cross default provisions whereby a default under the Credit Facility would likely result in defaults under the senior subordinated notes discussed below.”
Critical Accounting Estimates, page 39
4.	Goodwill and other intangible assets comprised approximately 28% of your total assets as of March 31, 2008. You have a history of completing several acquisitions per year. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:
•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	How you determine the appropriate sales growth and profitability targets, working capital assumptions, and capital expenditure forecasts to apply in your impairment analyses;

•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and

•	If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.
Airgas Response:
We reviewed our disclosure surrounding our goodwill and other intangible assets and provided additional information for the benefit of the reader of our financial statements and MD&A. Consistent with SFAS 142, Goodwill and Other Intangible Assets, we test goodwill for impairment on an annual basis, as of October 31, or more frequently if warranted by specific facts and circumstances. As such, our recent Form 10-Q filing for the nine months ended December 31, 2008 includes our updated disclosure related to our assumptions used in our annual goodwill impairment test. The enhanced disclosure will also be incorporated into our Summary of Significant Accounting Policies and Critical Accounting Estimates disclosures in our future Form 10-Ks. The expanded disclosure included in our Form 10-Q for the nine months ended December 31, 2008 is as follows:
“SFAS No. 142, Goodwill and Other Intangible Assets, requires the Company to perform an assessment, at least annually, of the carrying value of goodwill associated with each of its reporting units. The Company assigns goodwill to the reporting units into which an acquisition is integrated and assesses goodwill for impairment at the reporting unit level. Accordingly, the Company’s reporting units consist of the Distribution business segment and each of the nine operating companies reflected in the All Other Operations business segment.

The goodwill impairment analysis is a two-step process. The first step used to identify potential impairment involves comparing each reporting unit’s estimated fair value to its carrying value, including goodwill. The Company uses a discounted cash flow approach to estimate the fair value of its reporting units. Management judgment is required in developing the assumptions for the discounted cash flow model. These assumptions include revenue growth rates, profit margins, future capital expenditures, working capital needs, discount rates, perpetual growth rates, etc. If the estimated fair value of a reporting unit exceeds its carrying value, goodwill is not impaired. If the carrying value exceeds estimated fair value, there is an indication of potential impairment and the second step is performed to measure the amount of impairment.
The second step of the process involves the calculation of an implied fair value of goodwill for each reporting unit for which step one indicated potential impairment. The implied fair value of goodwill is determined in a manner similar to how goodwill is calculated in a business combination. That is by allocating the estimated fair value of the reporting unit as calculated in step one, to the individual assets and liabilities as if the reporting unit was being acquired in a business combination. If the implied fair value of goodwill exceeds the carrying value of goodwill assigned to the reporting unit, there is no impairment. If the carrying value of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded to write down the carrying value. An impairment loss cannot exceed the carrying value of goodwill assigned to a reporting unit and the loss establishes a new basis in the goodwill. Subsequent reversal of an impairment loss is not permitted.
The Company has elected to perform its annual assessment of the carrying value of goodwill as of October 31 of each year. As of October 31, 2008, the Company determined the estimated fair value of each of its reporting units using a discounted cash flow model and compared those values to the carrying value of each of the respective reporting units. This annual assessment indicated that the Company’s carrying value of goodwill was not impaired.
The discount rate, sales growth, profitability assumptions and perpetual growth rate are the material assumptions utilized in the discounted cash flow model used to estimate the fair value of each reporting unit. The discount rate reflects a weighted average cost of capital (“WACC”) for a peer group of companies in the chemical manufacturing industry with an equity size premium added, as applicable, for each reporting unit. WACC is calculated based on observable market data. Some of this data (such as the risk free or treasury rate and the pretax cost of debt) are based on the market data at a point in time. Other data (such as beta and the equity risk premium) are based upon market data over time.
Against the backdrop of the global financial crisis at our October 31, 2008 valuation date, these inputs drove the WACC higher than the WACC used to develop our discounted cash flows in prior years. The higher WACC, resulted in a lower estimated fair value of each reporting unit. At October 31, 2008, the WACC used to discount the cash flows of the Distribution reporting unit was 10.5%. The WACC used for the smaller reporting units in the All Other Operations business segment was 12.5%, which was 80 basis points higher than the discount rate used in the fiscal 2008 analysis. Additionally, the Company lowered its near term sales growth forecasts while keeping its perpetual growth rate consistent with the long term rate of growth as measured by U.S. Gross Domestic Product. Despite these adverse market conditions, the estimated fair value of most the reporting units exceeded their carrying value by a substantial margin. The Company believes its forecast discounted cash flows are reasonable as the sum of the individual reporting unit valuations is only 82% of the Company’s enterprise value.
In order to evaluate the sensitivity of the fair value calculations on the goodwill impairment test, the Company applied a hypothetical 5% decrease to the fair value of each reporting unit. In most cases, the estimated fair value of the reporting units exceeded the carrying value of the reporting units by a substantial amount. However, this hypothetical 5% decrease in fair value would have triggered the need to perform additional step 2 analyses for three of the Company’s reporting units in the All Other Operations business segment. Of these three reporting units, two were acquired within twenty four months of the valuation date. The amount of goodwill associated with these reporting units was $205 million at October 31, 2008.”
Off-Balance Sheet Arrangements, page 44
5.	We note from your discussion here and on page 29 that you securitize some of your trade receivables and use the proceeds to reduce borrowings under your revolving credit facilities. Please revise your filing to more fully describe how the current credit market environment has or has not impacted your ability to continue to securitize your trade receivables. To the extent that you have had to seek alternative sources of liquidity, please describe the alternative sources you now use and the advantages and disadvantages of these sources as compared to your historical practice of securitizing trade receivables.
Airgas Response:
We reviewed our disclosures surrounding our trade receivables securitization. Currently, the turbulence in the credit markets has not limited our ability to continue to securitize trade receivables. We believe that securitization will remain an attractive source of funding. However, we will evaluate this and other financing alternatives in 2010. We expanded our discussion of our trade receivables securitization agreement in both the footnotes to the financial statements and the Liquidity and Capital Resource section of our MD&A of our most recent filing on Form 10-Q for the nine months ended December 31, 2008 to include the following discussion, in accordance with your comment:
“The Company participates in a securitization agreement (the “Agreement”) with three commercial banks to which it sells qualifying trade receivables on a revolving basis. The maximum amount of the facility is $360 million. The Agreement expires in March 2010. The Company expects continued availability under the Agreement until it expires in March 2010 and under similar agreements thereafter. Given the contraction of the securitized asset market in the current credit environment, the Company is evaluating the current arrangement with the banks and will evaluate this and other financing alternatives in fiscal 2010. Based on the characteristics of its receivable pool, the Company believes that the trade receivable securitization will continue to be an attractive source of funds. In the event such source of funding was unavailable or reduced, the Company believes that it would be able to secure an alternative source of funds. During the nine month period ended December 31, 2008, the Company sold $3.1 billion of trade receivables and remitted to bank conduits, pursuant to a servicing agreement, $3.1 billion in collections on those receivables. The amount of receivables sold under the Agreement was $360 million at December 31, 2008 and March 31, 2008. The Agreement contains customary events of termination, including standard cross default provisions with respect to outstanding debt.”
Consolidated Financial Statements
Consolidated Statements of Stockholders’ Equity, page F-8
6.	Please revise to include a column which presents the total of all the components of Stockholders’ Equity as of each period presented. The total of this column should equal the amount of total stockholders’ equity presented on the face of your consolidated balance sheets as of each period presented. Please also revise to include a column which shows changes in the number of shares held as treasury stock for each period presented.
Airgas Response:
We reviewed our Consolidated Statements of Stockholders’ Equity and in future filings will include a total column for each component of stockholders’ equity and also a column disclosing changes in the number of treasury shares held for each period presented. For our interim periods, we disclose the changes in stockholders’ equity in a footnote. We revised this disclosure in our Form 10-Q for the nine months ended December 31, 2008 and will incorporate these changes into our future filings:

Changes to the stockholders’ equity footnote in our most recent Form 10-Q for the nine months ended December 31, 2008 were as follows:

	Shares of
	Common	Shares of
	Stock $0.01	Treasury
(In thousands of shares)	Par Value	Stock
Balance at March 31, 2008	84,076	1,788
Common stock issuance (d)	1,182	—
Purchase of treasury stock (f)	—	2,351

Balance at December 31, 2008	85,258	4,139

				Accumulated
		Capital in		Other		Total
	Common	Excess of	Retained	Comprehensive	Treasury	Stockholders’
(In thousands)	Stock	Par Value	Earnings	Loss	Stock	Equity
Balance at March 31, 2008	$841	$468,302	$983,663	$(4,713)	$(34,757)	$1,413,336

Comprehensive income:
Net earnings			204,607			204,607
Foreign currency translation adjustment				(9,493)		(9,493	)(a)
Net change in fair value of interest rate swap agreements				5,352		5,352	(b)
Net tax expense of comprehensive income items				(1,873)		(1,873	)(c)

Total comprehensive income						198,593

Common stock issuance — employee benefit plans (d)	12	26,405				26,417
Tax benefit from stock option exercises		10,530				10,530
Dividends paid on common stock ($0.40 per share)			(32,892)			(32,892)
Stock-based compensation (e)		16,002				16,002
Purchase of treasury stock (f)					(115,606)	(115,606)

Balance at December 31, 2008	$853	$521,239	$1,155,378	$(10,727)	$(150,363)	$1,516,380

(a)	Income taxes are not provided for foreign currency translation adjustments, as such adjustments relate to permanent investments in foreign subsidiaries.

(b)	The net change in the fair value of interest rate swaps reflects valuation adjustments for changes in interest rates, as well as cash settlements with the counterparties. During the nine months ended December 31, 2008, cash settlements with the counterparties amounted to $8.3 million and were reclassified from “Accumulated Other Comprehensive Loss” to net earnings as interest expense.

(c)	Net tax expense of comprehensive income items pertain to the Company’s interest rate swap agreements.

(d)	Issuance of common stock for stock option exercises and purchases through the employee stock purchase plan.

(e)	The Company recognized compensation expense with a corresponding amount recorded to capital in excess of par value.

(f)	During the nine months ended December 31, 2008, the Company repurchased 2.4 million shares of its common stock under a stock repurchase program. At 12/31/2008, there is no authorization for additional treasury share purchases under the stock repurchase program and there are no current plans for an additional stock repurchase plan.

7.	Please revise to disclose the amounts of reclassification adjustments associated with each component of other comprehensive income for each period presented. Refer to paragraphs 18-20 of SFAS 130. Please also revise to disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, as described in paragraph 25 of SFAS 130.
Airgas Response:
We reviewed paragraphs 18-20 and 25 of SFAS 130, Reporting Comprehensive Income, and will include disclosure about the amount of comprehensive income reclassified to net income in future filings. Currently, our comprehensive income consists of net earnings, foreign currency translation adjustments, net changes in the fair value of interest rate swaps and the related tax effects. Our investments in foreign subsidiaries are permanently invested and, therefore, there is no tax effect on our comprehensive income related to currency translation adjustments. Accordingly, the total tax expense presented in our comprehensive income relates to the changes in fair value of our interest rate swap agreements. We manage our exposure to interest rate fluctuations through highly effective fixed interest rate swap agreements. Under these agreements, we are required to make fixed interest payments to our counterparties and receive variable interest payments from our counterparties. The net cash settlements with our counterparties are reclassified to interest expense as incurred. As reflected above, we revised the disclosure in our Form 10-Q filing for the nine months ended December 31, 2008 to include the following notes to our stockholders’ equity disclosure:
(a) Income taxes are not provided for foreign currency translation adjustments, as such adjustments relate to permanent investments in foreign subsidiaries.
(b) The net change in the fair value of interest rate swaps reflects valuation adjustments for changes in interest rates, as well as cash settlements with the counterparties. During the nine months ended December 31, 2008, cash settlements with the counterparties amounted to $8.3 million and were reclassified from “Accumulated Other Comprehensive Loss” to net earnings as interest expense.
(c) Net tax expense of comprehensive income items pertain to the Company’s interest rate swap agreements.
We will include similar footnote disclosure surrounding our components of comprehensive income and the related tax effects in our future filings.
Note 3 — Acquisitions and Divestitures, page F-18
8.	Please describe for us both the industry and company specific assumptions that you relied upon in determining the 14-17 year amortization period for your $88 million customer list intangible assets acquired during the fiscal year ended March 31, 2008. Please also tell us how you monitor whether customer lists obtained on acquisition continue to provide benefit to you as part of your annual impairment analysis. If more customers are leaving earlier than expected, please also tell us and disclose how you account for this.

Airgas Response:
The customer list intangible assets referred to in your comment principally reflect the customer relationships acquired with the U.S. bulk gas assets of Linde AG (“Linde Bulk Gas”) and the U.S. packaged gas operations of Linde AG (“Linde Packaged Gas”). With Linde Bulk Gas, we acquired 3,000 customers and annual sales of approximately $176 million. With Linde Packaged Gas, we acquired 100,000 customers and annual sales of approximately $346 million. The acquired base of customers from the Linde acquisitions represent a large number of diverse customers across multiple industries. Within several months of closing, the customers were integrated into Airgas’ network of 1,100 locations and over 1 million customers.

We determine the useful lives of customer lists based principally upon historical customer sales attrition information and other customer-related factors. Customer attrition is relatively low in the industrial gas business (i.e. generally ranging from 5% to 10%). Low customer attrition primarily results from a combination of two factors. First, that the dollar amount of gas consumed by customers for production and/or maintenance typically represents a small cost relative to other operating costs and second, that the majority of the gas cylinders and bulk storage tanks utilized by customers are owned by suppliers. Cylinder gas customers return the cylinders to the supplier to be refilled. For customers that require larger amounts of gas, we may install a bulk storage tank at the customer’s location, which is subject to a multi-year contract. Removing and replacing bulk storage tanks with a new supplier is costly and can be disruptive to a customer’s operations. These factors contribute to the minimal customer turnover in the industry.

To monitor the continued benefits of our customer relationships, Airgas’ business units measure sales performance on a branch-by-branch basis. Sales targets are adjusted to reflect the acquired business. Additionally, Airgas prepares a post-acquisition review within a year of completing an acquisition. Post-acquisition reviews compare the estimated operating results of the acquired business, including revenue, to those forecasted at the acquisition date. Although customers of most acquired companies are numerous and reflect a large cross section of industries, the loss of a significant number of customers would be identified through the business unit’s performance review and by the post-acquisition review. A loss of a significant number of customers would trigger a reassessment of our customer list amortization period and, if applicable, an impairment test. We revised the language in our most recent Form 10-Q filing for the nine months ended December 31, 2008 to include the following, in accordance with your comment:
“Other intangible assets that are not fully amortized amounted to $196 million and $149 million, net of accumulated amortization of $34 million and $28 million at December 31, 2008 and March 31, 2008, respectively. These intangible assets primarily consist of customer relationships which are amortized over the estimated benefit periods which range from 7 to 17 years and non-competition agreements which are amortized over the term of the agreements. The determination of the estimated benefit period associated with customer relationships is based on an analysis of historical customer sales attrition information and other customer-related factors at the date of acquisition. There are no expected residual values related to these intangible assets. Airgas evaluates the estimated benefit periods and recoverability of its intangible assets that are subject to amortization when facts and circumstances indicate that the lives may not be appropriate and/or the carrying value of the asset may not be recoverable. If the carrying value is not recoverable, impairment is measured as the amount by which the carrying value exceeds its estimated fair value. Fair value is generally estimated based on either appraised value or other valuation techniques.”
FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008
General
9.	Please address the above comments in your interim filings as well.
Airgas Response:
     We agree to address, as appropriate, the above comments in our future interim filing with the Commission.
Note 10 — Fair Value of Financial Assets and Liabilities, page 16
10.	Please revise your discussion of Level 3 assets to address the following (to the extent material):
•	whether realized and unrealized gains (losses) affected your results of operations, liquidity or capital resources during the period, and if so, how;

•	the reason for any material decline or increase in the fair values; and

•	whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views.
Please refer to the March 2008 and September 2008 Division of Corporation Finance’s “Sample Letter sent to Public Companies on MD&A Disclosures Regarding the Application of SFAS 157” which are available on the SEC web site at:
www.sec.gov/divisions/corpfin/guidance/fairvalueltr0308.htm and
www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm
Airgas Response:
We reviewed the “Sample Letter sent to Public Companies on MD&A Disclosures Regarding the Application of SFAS 157” and expanded our disclosure of our Level 3 inputs in our Form 10-Q filing for the nine months ended December 31, 2008 to include the fair value assumptions used for our retained interest in our receivables sold under our trade receivables securitization. We will include similar disclosures in our future filings. Our revised disclosure communicates to the financial statement reader that we do in fact expect our fair values to approximate actual cash collections. Our trade receivables generally are due in 30 days. Therefore, unrealized gains and losses and changes in fair value are not material. We revised the language in our most recent Form 10-Q filing for the nine months ended December 31, 2008 as follows, in accordance with your comment:

“Subordinated retained interest — The Company’s subordinated retained interest in trade receivables sold under its trade receivable securitization agreement are classified as trade receivables on the consolidated balance sheets. The fair value of the subordinated retained interest reflects management’s best estimate of the undiscounted expected future cash flows adjusted for unobservable inputs (Level 3), which management believes a market participant would use to assess the risk of credit losses. Those inputs reflect the diversified customer base, the short-term nature of the securitized asset, aging trends and historic collections experience. Adjustments to the fair value of the Company’s retained interest are recorded through the consolidated statement of earnings as bad debt expense. The Company believes that the fair value of the subordinated retained interest in trade receivables reflects the amounts expected to be realized when they are ultimately settled.”
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Please contact the undersigned with additional comments or questions. (Direct Dial 610-902-6222; Fax 610-687-1052).
Sincerely,

Thomas M. Smyth
Vice President and Controller (Principal Accounting Officer)

cc:	Peter McCausland, Chairman and Chief Executive Officer
Mike Molinini, Executive Vice President and Chief Operating Officer
Robert M. McLaughlin, Sr. Vice President and Chief Financial Officer
Robert Young, Sr. Vice President and General Counsel
Dan Moriarty, Director of External Reporting
Doug Schaefer, Director of Accounting
Melissa Violand, Manager of Financial Reporting
Audit Committee
Disclosure Committee
Nancy Weisberg, McCausland Keen & Buckman
Mike McAleer, KPMG LLP